UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 8, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: April 8, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 8, 2008.

Exhibit 1

Elbit Systems Unveils Its New Logo

Enhances the new re-branding process the Company undertook during 2007 designed to strengthen Elbit Systems' brand as a unified Company

Haifa, Israel, April 8, 2008 – Elbit Systems Ltd. (NASDAQ: ESLT) unveiled today its new logo, marking the culmination of a Company-wide re-branding program undertaken during 2007. The re-branding program consisted of a Company-wide initiative to emphasize an identity that signifies the Company's rapid growth as well as integrates its subsidiaries, both in Israel and internationally, under a single unified brand.

The re-branding stemmed from Elbit Systems' extensive process of mergers and acquisitions over the last several years, both in Israel and worldwide. This began with the acquisition of Elop in 2000, and includes other substantial acquisitions such as Tadiran Communications, Elisra and other companies in Israel and around the globe. Internal growth, as well as the addition of the new companies, substantiated the Company's position as one of the 40 largest defense industries worldwide.

At the same time, Elbit Systems' management decided to bring together Company units and wholly-owned subsidiaries under a single brand providing the Company with more consistent overall visibility as well as a unified identity throughout its various echelons.

As part of the re-branding process, a new logo was designed as a leading brand, emphasizing the commonality of the Company's business units. The new logo combines both new and familiar elements expressing both tradition and progress. Elements that existed in the former logo, designed 10 years ago and used by Elbit Systems since that time, were combined with up-to-date and fresh design elements.

For this purpose, the blue and yellow colors identified with Elbit Systems have been retained as has the graphic triangular shape of the Company's logo. However, new, dynamic and flowing elements that portray innovation and flexibility were added, reflecting an integral part of Elbit System's organizational culture. At the same time, each of the Company's units was given a unique expression as a number of their names were updated.The re-branding will not affect any formal structural status of the Company entities.

Elbit Systems' business operation in the U.S., managed by Elbit Systems of America, was part of the re-branding process and undertook a corresponding re-branding of its business units.

Elbit Systems is an international defense company, and is among the 40 largest defense industries worldwide. It is one of Israel's ten largest companies and a winner of 9 Israel Defense awards.

In 2007 Elbit Systems sales volume amounted to $1.98 billion with a backlog of $4.6.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail: gspr@elbit.co.il

            daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.